UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934


      BARRINGTON FOODS INTERNATIONAL, INC (FORMERLY E-BAIT, INC.)
 ---------------------------------------------------------------------
                            (Name of Issuer)


                Common Stock, par value $.001 per share
 ---------------------------------------------------------------------
                   (Title of Class of Securities)


                                068522 10 1
                ------------------------------------------
                             (CUSIP Number)


                            Mr. Rendal Williams
                     Barrington Foods International, Inc
                          (formerly E-Bait, Inc.)
                          2279 Segundo Ct. Suite 4
                            Pleasanton, CA  94588
                               (925) 462 6280

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           December 20, 2001
      ---------------------------------------------------------
       (Date of Event which Requires Filing of this Statement)


If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


SCHEDULE 13D

CUSIP No.: 068522 10 1

------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Harry Kay
------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [_]
------------------------------------------------------------------------
3     SEC USE ONLY

------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
------------------------------------------------------------------------
7     SOLE VOTING POWER

      NUMBER OF SHARES         475,000
------------------------------------------------------------------------
8     SHARED VOTING POWER

------------------------------------------------------------------------
9     SOLE DISPOSITIVE POWER

------------------------------------------------------------------------
10    SHARED DISPOSITIVE POWER

------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      475,000 shares of common stock
------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [  ]
------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.7%
------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
------------------------------------------------------------------------

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


ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock, par value $0.001 per share (the "Issuer Common Stock"), of Barrington Foods International, Inc. (formerly E-Bait, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is: 2279 Segundo Ct. Suite 4, Pleasanton, CA 94588.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed by Mr. Harry Kay, an individual (the
"Reporting Person"). The Reporting Person's principal occupation is that of a Canadian attorney and corporate consultant. The Reporting Person's address is: 3644 Tomyasu Street, Las Vegas, Nevada 89102. On December 18, 2001, the Issuer entered into a business services contract with the Reporting Person for general corporate consulting services which may include, but not be limited to: assistance in the preparation and organization of corporate and financial due diligence material, assistance in the review and evaluation of potential merger candidates, assistance in negotiating the terms of a merger or reorganization, assistance in evaluating and analyzing the Company's specific industry and its competitors, assistance with corresponding with the Company's accountants and auditors, and assistance concerning strategic planning regarding business matters and financial forecasts and projections.

The Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the U.S.A.

The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 18, 2001, the Issuer entered into a business services contract with the Reporting Person for general corporate consulting. The Issuer, pursuant to the business services contract attached as Exhibit A hereto, granted the Reporting Person 475,000 shares of the Issuer's common stock through an S-8 registration with the U.S. Securities and Exchange Commission filed on December 20, 2001.
                      ---------------------------------

ITEM 4.   PURPOSE OF TRANSACTION.

The Reporting Person does not have any other plans which relate to or would result in any of the items listed herewith (although the Reporting Person reserves the right to develop such plans or proposals). From time to time the Reporting person may acquire additional shares of common stock of the Issuer or dispose of some or all of the shares of the Issuer's common stock that he owns.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person beneficially owns and has the sole power to vote and dispose of 475,000 shares of Issuer Common Stock, representing approximately 9.7% of the 4,880,000 shares of Issuer Common Stock outstanding.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On December 18, 2001, the Issuer entered into a business services contract with the Reporting Person for general corporate consulting services which may include, but not be limited to: assistance in the preparation and organization of corporate and financial due diligence material, assistance in the review and evaluation of potential merger candidates, assistance in negotiating the terms of a merger or reorganization, assistance in evaluating and analyzing the Company's specific industry and its competitors, assistance with corresponding with the Company's accountants and auditors, and assistance concerning strategic planning regarding business matters and financial forecasts and projections.

The Issuer, pursuant to the business services contract as attached as Exhibit A hereto, granted the Reporting Person 475,000 shares of the Issuer's common stock through an S-8 registration with the U.S. Securities and Exchange Commission filed on December 20, 2001.

There are no other contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Business services contract between the Issuer and the Reporting Person, dated December 18, 2001.

                               Signature

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



December 28, 2000                   /s/ Harry Kay
                                  ----------------------
                                        Harry Kay

EXHIBIT A


Exhibit 4.1

                       CONSULTING SERVICES CONTRACT
                            WITH MR. HARRY KAY

This consulting services agreement ("Consulting Agreement") is made as of this 18th day of December, 2001,

Between:

Harry Kay
3644 Tomyasu Street
Las Vegas, Nevada 89102

(hereinafter referred to as "Kay" or "Consultant")

And:

Barrington Foods International, Inc., 2279 Segundo Ct. Suite 4, Pleasanton, CA 94588; (referred to herein as the "Company" or "Issuer"),

Harry Kay and Company collectively sometimes herein referred to as the "Parties". The Parties hereto, for the sum of Ten ($10.00) Dollars and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, hereby agree as follows:

WHEREAS the Company is a fully reporting company whose securities are traded on the Over-the-Counter Bulletin Board under the ticker symbol "BFII";

AND WHEREAS Kay, a consultant, and business strategist, who is in the business of developing new markets and obtaining contracts for the sales of food products;

AND WHEREAS the Company wishes to retain Kay as a non-exclusive corporate consultant.

IT IS, THEREFORE AGREED that:

1.  Services.

The Company shall retain Kay to provide general corporate consulting services which may include, but not be limited to:

o assistance in the obtaining wholesale contracts for the Company's products;

o   assistance in developing business opportunities for the Company;

o assistance in negotiating business opportunities for Company's product line;

o assistance concerning strategic planning regarding business matters in the Pacific rim; and

o such other related business on such matters as may be agreed between the Parties from time to time

Kay shall agree to make available qualified personnel for the foregoing purposes and devote such business time and attention thereto as it shall determine is required.

The Company understands that any and all suggestions, opinions or advice given to the Company by Kay are advisory only and the ultimate responsibility, liability and decision regarding any action(s) taken or decisions made lies solely with the Company and not with Mr. Kay.

2.  Term.

The term of this Consulting Agreement shall be for a period of one year from the date hereof (the "Term").

3.  Compensation.

As compensation for entering into this Consulting Agreement and for services rendered over the Term, the Issuer agrees to issue to Kay and Kay agrees to accept from Issuer, as compensation for the Consulting Services, four hundred seventy-five thousand (475,000) shares of the Company's common stock, par value $.001 per share. The Company hereby agrees to register the shares of common stock underlying the above referenced common stock on a Form S-8 registration statement.

4.  Arbitration.

The parties hereby agree that any and all claims (except only for requests for injunctive or other equitable relief) whether existing now, in the past or in the future as to which the parties or any affiliates may be adverse parties, and whether arising out of this Consulting Agreement or from any other cause, will be resolved by arbitration before the American Arbitration Association within the State of Nevada. The parties hereby irrevocably consent to the jurisdiction of the American Arbitration Association and the situs of the arbitration (and of any action for injunctive or other equitable relief) within the State of Nevada. Any award in arbitration may be entered in any domestic or foreign court having jurisdiction over the enforcement of such awards. The law applicable to the arbitration and this Consulting Agreement shall be that of the State of Nevada, determined without regard to its provisions which would otherwise apply to a question of conflict of laws.

5. Issuers Representations and Warranties.

Issuer hereby represents and warrants to Consultant that:

5.1 Authority. The individual executing and delivering this agreement on Issuer's behalf has been duly authorized to do so, the signature of such individual is binding upon Issuer, and Issuer is duly organized and subsisting under the laws of the jurisdiction in which it was organized.


5.2 Enforceability. Issuer has duly executed and delivered this agreement and (subject to its execution by Consultant) it constitutes a valid and binding agreement of Issuer enforceable in accordance with its terms against Issuer, except as such enforceability may be limited by principles of public policy, and subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

5.3 Capitalization. Issuer has no outstanding capital stock other than common stock as of the date of this agreement. Issuer is authorized to issue 475,000 Shares of Common Stock, of which 4,880,000 shares are issued and outstanding. All of Issuer's outstanding Shares of Common Stock have been duly and validly issued and are fully paid, nonassessable and not subject to any preemptive or similar rights; and the Shares have been duly authorized and, when issued and delivered to Consultant as payment for services rendered as provided by this agreement, will be validly issued, fully paid and nonassessable, and the issuance of such Shares will not be subject to any preemptive or similar rights.

6.  Miscellaneous.

6.1  Assignment. This Agreement is not transferable or assignable.

6.2 Execution and Delivery of Agreement. Each of the parties shall be entitled to rely on delivery by fax transmission of an executed copy of this agreement by the other party, and acceptance of such fax copies shall create a valid and binding agreement between the parties.

6.3 Titles. The titles of the sections and subsections of this agreement are for the convenience of reference only and are not to be considered in construing this agreement.

6.4 Severability. The invalidity or unenforceability of any particular provision of this agreement shall not affect or limit the validity or enforceability of the remaining provisions of this agreement.

6.5 Entire Agreement. This agreement constitutes the entire agreement and understanding between the parties with respect to the subject matters herein and supersedes and replaces any prior agreements and understandings, whether oral or written, between them with respect to such matters.

6.6 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above mentioned.

                           BARRINGTON FOODS INTERNATIONAL, INC.

                           By:  /s/  Rendal Williams
                           -------------------------------
                                     Rendal Williams, CEO


AGREED AND ACCEPTED

By: /s/ Harry Kay
--------------------------
Harry Kay
3644 Tomyasu Street
Las Vegas, Nevada  89102

475,000 Shares. Number of Shares to be issued to Harry Kay pursuant to this agreement.